UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           Southwall Technologies Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                    844909101
                                 (CUSIP Number)


                                December 31, 2003
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              Rule 13d-1(b) [x]
                              Rule 13d-1(c) [ ]
                              Rule 13d-1(d) [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Needham Investment Management L.L.C.
         22-3408336
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)[ ]
                                                                        (b)[x]

3        SEC USE ONLY
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                              5        SOLE VOTING POWER

                                                       None
                    NUMBER OF
                      SHARES                  6        SHARED VOTING POWER
                   BENEFICIALLY
                     OWNED BY                          763,000 shares
                       EACH
                    REPORTING                 7        SOLE DISPOSITIVE POWER
                      PERSON
                       WITH                            None

                                              8        SHARED DISPOSITIVE POWER

                                                       763,000 shares

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         763,000 shares of common stock of the Issuer ("Shares") which consists of 763,000 Shares held by various series of The Needham Funds, Inc. which Needham Investment Management L.L.C. may be deemed to beneficially own by virtue of its position as investment adviser to these series.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [  ]
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.08%
12       TYPE OF REPORTING PERSON

         IA

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Needham Funds,
         Inc.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
3        SEC USE ONLY
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                              5        SOLE VOTING POWER

                                                       None
                    NUMBER OF
                      SHARES                  6        SHARED VOTING POWER
                   BENEFICIALLY
                     OWNED BY                          763,000 shares
                       EACH
                    REPORTING                 7        SOLE DISPOSITIVE POWER
                      PERSON
                       WITH                            None

                                              8        SHARED DISPOSITIVE POWER

                                                       763,000 shares

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         763,000 shares (includes 728,000 shares beneficially owned by Needham Growth Fund, a series of The Needham Funds, Inc. and 35,000 shares beneficially owned by Needham Small Cap Growth Fund, a series of The Needham Funds, Inc.)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         [  ]
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.08%
12       TYPE OF REPORTING PERSON

         IV

Item 1(a) NAME OF ISSUER:

         Southwall Technologies Inc.

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1029 Corporation Way
         Palo Alto, CA  94303

Item 2(a)  NAME OF PERSON FILING:

         (i) Needham Investment Management L.L.C.

         (ii) The Needham Funds, Inc.

Item 2(b) Address of Principal Business Office, or if none, residence:

         (i)      445 Park Avenue
                  New York, New York  10022

         (ii)     445 Park Avenue
                  New York, New York  10022

Item 2(c)  CITIZENSHIP:

         See Item 4 of the cover pages attached hereto

Item 2(d)  TITLE OF CLASS OF SECURITIES:

         Common Stock, $.001 par value

Item 2(e)         CUSIP NUMBER:

         844909101

Item 3               (i)      Needham Investment  Management L.L.C. is a
                              registered  investment adviser under Section
                              203 of the Investment Advisers Act of 1940, as amended.

                     (ii) The Needham Funds, Inc. is an investment company registered under Section 8 of the Investment Company Act of 1940, as amended.

Item 4               OWNERSHIP:

                     (a)      Amount beneficially owned and (b) Percent of
                              Class: See Items 5 through 11 of the cover pages attached hereto. The aggregate amount held by all Reporting Persons is 6.08% (763,000 shares).

                              This Schedule 13G shall not be construed as an admission that the Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement.

                     (c) See Items 5 through 8 of the cover pages attached hereto

Item 5               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                     Not applicable

Item 6               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                     PERSON:

                     Not applicable

Item 7               IDENTIFICATION   AND  CLASSIFICATION  OF  THE  SUBSIDIARY
                     WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                     Not Applicable

Item 8               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                     Not Applicable

Item 9               NOTICE OF DISSOLUTION OF GROUP:

                     Not Applicable

Item 10              CERTIFICATION:

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2004

                                          NEEDHAM INVESTMENT MANAGEMENT L.L.C.

                                          By: /s/ John C. Michaelson
                                          Name: John C. Michaelson
                                          Title: President and Chief
                                                 Executive Officer


                                          THE NEEDHAM FUNDS, INC.

                                          By: /s/ Glen W. Albanese
                                          Name: Glen W. Albanese
                                          Title: Chief Financial Officer

                                                                    Exhibit A

                                    AGREEMENT


         The undersigned, Needham Investment Management L.L.C. and The Needham Funds, Inc., agree that the statement to which this exhibit is appended is filed on behalf of each of them.

January 16, 2004

                                          NEEDHAM INVESTMENT MANAGEMENT L.L.C.

                                          By: /s/ John C. Michaelson
                                          Name: John C. Michaelson
                                          Title: President and Chief
                                                 Executive Officer


                                          THE NEEDHAM FUNDS, INC.

                                          By: /s/ Glen W. Albanese
                                          Name: Glen W. Albanese
                                          Title: Chief Financial Officer